Exhibit 99.1

ABN 82 010 975 612

MEETING DOCUMENTATION

2010 ANNUAL GENERAL MEETING

at 12:00pm Tuesday, 16 November 2010

Jacaranda Room

Indooroopilly Golf Club

Meiers Road

Indooroopilly QLD 4068

CHAIRMAN’S LETTER

Dear Shareholder

I am pleased to invite you to Progen’s Annual General Meeting (AGM). The meeting is currently scheduled to be held on Tuesday, 16 November 2010, at the Jacaranda Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD, 4068.

At the AGM we will take the opportunity to update shareholders on progress and outlook. I would encourage you to read Progen’s Annual Report for 2010 for information about our objectives and strategies and our achievements and challenges during the past year.

The Annual Report also contains the Company’s Financial Statements (and notes) for the year ended 30 June 2010, the Directors’ Report and the Audit Report. This will be tabled and considered at the AGM.

The AGM will commence at 12.00pm but you will be able to register your attendance from 11.30am.

If you are unable to attend, I would encourage you to participate by completing and returning the enclosed proxy form in the reply-paid envelope.

I look forward to seeing you at this year’s AGM.

Yours sincerely

Mr Stuart James

Chairman

7 October 2010

DEFINITIONS

The following capitalised terms, which are used in documents forming part of the Meeting Documentation, have the meanings set out below:

‘Annual General Meeting’ means the proposed meeting of all Shareholders currently scheduled for 12.00pm on Tuesday, 16 November 2010 at the Jacaranda Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD 4068 to consider and if thought fit, pass the resolutions set out in the Notice of Annual General Meeting;

‘Associates’ has the meaning given to it by sections 10 to 17 of the Corporations Act;

‘ASIC’ means the Australian Securities and Investments Commission;

‘ASX’ means the ASX Limited ABN 98 008 624 691;

‘Board’ means the Board of Directors of Progen;

‘Corporations Act’ means the Corporations Act 2001 (Cth);

‘Director’ means a Director of Progen;

‘Explanatory Memorandum’ means the document forming part of the Meeting Documentation containing information on the resolutions set out in the Notice of Annual General Meeting;

‘Listing Rules’ means the Listing Rules of the ASX;

‘Meeting Documentation’ means:

•                  the letter from the Chairman to Shareholders dated 2010;

•      the Explanatory Memorandum;

•      the Notice of Annual General Meeting; and

•      the proxy form for the Annual General Meeting;

‘Notice of Annual General Meeting’ means the Notice dated 2010 which is enclosed in the Meeting Documentation;

‘Progen’ or ‘Company’ means Progen Pharmaceuticals Limited ABN 82 010 975 612;

‘Share’ means a fully paid ordinary share issued in the capital of Progen;

‘Shareholder’ means a holder of Shares.

NOTICE OF ANNUAL GENERAL MEETING

Notice is given that the Annual General Meeting of Progen Pharmaceuticals Limited will be held at the Jacaranda Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD 4068 on Tuesday, 16 November 2010 at 12.00pm.

ORDINARY BUSINESS

CHAIRMAN’S ADDRESS AND PRESENTATION

THE FINANCIAL STATEMENTS AND REPORTS

To receive and consider the Directors’ Report, Financial Statements, Directors’ Declaration and Independent Audit Report for the financial year ended 30 June 2010.

ORDINARY RESOLUTIONS

1.       DIRECTORS’ REMUNERATION REPORT

To consider and if thought fit, to pass the following resolution in accordance with s250R(2) of the Corporations Act:

“That the section of the Directors Report in the 2010 Annual Report dealing with the remuneration of the Company’s Directors, Company Secretary and Senior Executives described as “Remuneration Report” be adopted.”

NB: This resolution shall be determined as if it were an ordinary (majority) resolution, but under s250R(3) of the Corporations Act, the vote is advisory only and does not bind the Directors of the Company.

2.       RE-ELECTION OF DIRECTOR — MR THOMAS BURT

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Thomas Burt, who was appointed as a director on 17 July 2009 and retires in accordance with the Company’s Constitution and the Listing Rules and being eligible, is re-elected as a director of the Company.”

Information about Mr Thomas Burt appears in the attached Explanatory Memorandum.

3.       RE-ELECTION OF DIRECTOR — MR HENG TANG

To consider and if thought fit, to pass the following ordinary resolution:

“That Mr Heng Tang, who was appointed as a director on 17 July 2009 and retires by rotation in accordance with the Company’s Constitution and being eligible, is re-elected as a director of the Company.”

Information about Mr Heng Tang appears in the attached Explanatory Memorandum.

4.       APPROVAL OF THE PROGEN DIRECTORS’ AND EMPLOYEES’ OPTION INCENTIVE PLAN

To consider and if thought fit, to pass the following ordinary resolution:

“That for the purposes of Exception 9(b) contained within Listing Rule 7.2 of the Australian Stock Exchange Listing Rules, issues of securities under The Progen Directors and Employees Option Incentive Plan, the terms of which are summarised in the attached Explanatory Statement, are hereby approved as an exception to Listing Rule 7.1.”

VOTING EXCLUSION STATEMENT

Progen will disregard any vote cast on Resolution 4 by a director of the Company and any associates of a director of the Company, who is also a participant in the Progen Directors’ and Employees Option Plan, unless the vote is cast by a person as proxy for a person who is entitled to vote and the vote is cast in accordance with the directions on the proxy form, or the vote is cast by the person chairing the meeting as a proxy for a person who is entitled to vote in accordance with a direction on the proxy form to vote as the proxy decides.

BY ORDER OF THE BOARD

Paul Dixon Company Secretary

7 October 2010

GENERAL

The Corporations Act requires the Financial Report, Directors’ Report and Independent Audit Report to be received and considered at the meeting.

Neither the Corporations Act nor Progen’s constitution requires Shareholders to vote on such reports. However Shareholders will be given ample opportunity to raise questions about the reports at the meeting.

Voting Instructions

Voting at the meeting

1.               If you are able to attend the meeting, on a show of hands each Shareholder present may cast one vote. ‘Shareholder present’ includes a person present as a proxy, attorney or body corporate representative. However, if a Shareholder holds two or more appointments and these appointments direct the proxy to vote in different ways, then the proxy cannot vote on a show of hands.

2.               On a poll, Shareholders have one vote for every fully paid Share held.

3.               Progen has determined that for the purposes of voting at the meeting or adjourned meeting, Shares will be taken to be held by those persons recorded in the Progen register of Shareholders as at 12.00pm Brisbane time on 14 November 2010.

Appointment of proxy (Section 249L(d))

4.               If you are a Shareholder, and you are unable to attend and vote at the meeting, and wish to appoint a proxy, please complete and return the enclosed proxy form or visit www.investorvote.com.au to lodge your proxy online. A proxy need not be a Shareholder of Progen.

5.               The attached proxy form must be completed and lodged in accordance with the instructions on the back of the form. It also includes instructions on how to lodge your proxy online. Proxy appointments must be received by 12.00pm on 14 November 2010 to be valid.

EXPLANATORY MEMORANDUM

The following notes have been prepared to assist Shareholders with their consideration of the resolutions set out in the Notice of Annual General Meeting of Progen Pharmaceuticals Limited ABN 82 010 975 612 (the “Company”) to be held at the Jacaranda Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly QLD, 4068 on Tuesday, 16 November 2010 at 12.00pm.

Resolution 1 — Directors’ Remuneration Report

The Corporations Act 2001 requires that the section of the Directors’ Report dealing with the remuneration of Directors and other key management personnel (‘Remuneration Report’) be put to the vote of Shareholders for adoption. The Remuneration Report can be found in the Directors’ Report section of Progen’s 2010 Annual Report.

Following consideration of the Remuneration Report, the Chairman will give Shareholders a reasonable opportunity to ask questions about or to make comments upon the Remuneration Report.

Resolutions 2-3 — Re-election of Directors

Resolutions 2 and 3 deal with the re-election of directors Mr Thomas Burt and Mr Heng Tang. Each of these Directors was appointed as a director at the General Meeting held on 17 July 2009.

Under clause 10.1.3 of the Company’s Constitution one third, or the number nearest to one third if not divisible by three, of the current directors (excluding the Managing Director) must retire by rotation at each annual general meeting. Under clause 10.1.5 of the Company’s Constitution, the directors to retire at any annual general meeting must be those who have been longest in office since their last election. Accordingly Mr Thomas Burt and Mr Heng Tang retire at the end of the meeting and, being eligible, present themselves for re-election.

A summary of each Director’s experience and qualifications follows:

Resolution 2 — Mr Thomas Burt

Mr Burt has had over 40 years experience across a number of industries including telecommunications, postal and retail operations, logistics, property management/development and management consulting. He attended the University of Hawaii Advanced Management Program in 1988 and the Mt Eliza Business School Directors’ Course in 1991. Mr Burt has held positions including Managing Director - New Zealand Post Properties Ltd, Managing Director - Total Logistics Company Ltd, National General Manager Facilities Management - Telstra, National General Manager Program Office and Service Improvement - Telstra and Manager International Business Development Asia-Pacific for Lockheed Martin Distribution Technologies. Over the past 4 years, Mr Burt has worked for various companies in a management consulting role as well as undertaking a one year special assignment for Lockheed Martin Overseas Corporation.

Resolution 3 — Mr Heng Tang

Mr Tang has a bachelor’s degree in Civil Engineering with honours and an MBA from the University of Queensland. Mr Tang has more than 10 years experience in project and financial management in engineering and property development, specialising in feasibility studies, cash-flow management, structural finance and acquisitions for major projects. Until recently, Mr Tang was Commercial Manager for a national property developer, and managed the finance for their Queensland projects valued at over $1billion.

Resolution 4 - Approval of the Progen Directors’ and Employees’ Option Incentive Plan

The Directors of Progen last obtained Shareholder approval for the Plan at the 2007 AGM. The Directors believe that option incentive schemes are an effective means of attracting, retaining and motivating Directors and employees and intend to continue issuing options in the foreseeable future.

The resolution being put to Shareholders is for Shareholders to again approve issues of options under the Plan as an exception to the 15% rule in ASX Listing Rule 7.1.

Listing Rule 7.1 of the ASX Listing Rules provides that a listed company may issue in aggregate equity securities (which include shares and options) up to 15% of its fully paid ordinary shares within a 12 month period without seeking shareholder approval. Options issued under an employee option incentive plan are therefore included within the 15% limit. There are various exceptions to this rule.

One of the exceptions provided for in Listing Rule 7.2, exception 9(b), is that securities issued under an employee incentive scheme will not be taken into account when calculating the 15% limit, provided that within 3 years before the date of issue of the securities, the Company’s shareholders have approved issues of securities under the employee incentive scheme as an exception to the 15% limit within three years of approval. Accordingly, Resolution 5 seeks shareholder approval of issues under the Plan being such an exception.

A summary of the terms of the Plan follows:

•                  The Directors may, at their discretion, issue invitations to ‘eligible employees’ inviting them to take up options under the Plan.

•                  ‘Eligible employees’ are full time and permanent part time employees and Directors of the Company. Note: under Listing Rule 10.14, any issue of options to a director requires specific approval at a general meeting of shareholders.

•                  The exercise price and exercise period will be determined by the Directors and specified on the invitation. The exercise price cannot be less than the average closing share price as recorded on the ASX in the 5 business days preceding the grant of options.

•                  An offer of options must not be made under the Plan if the number of shares that may be acquired on exercise of such options, when aggregated with:

(a)                                  the number of shares that would be issued if each outstanding offer or option to acquire unissued shares, being an offer made or option acquired in accordance with an Employee Share Scheme, was to be accepted or exercised (as the case may be); and

(b)                                 the number or Shares issued during the previous five years in accordance with an Employee Share Scheme,

but disregarding any offer made, or option acquired or share issued, by way of or as a result of:

(c)                                  an offer to a person situated outside Australia at the time of receipt of the offer; and

(d)                                 an offer that did not require disclosure because of section 708 of the Corporations Act,

exceeds 5% of the total number of shares on issue at the time of that offer.

•                  Options granted under the Plan will lapse if the option-holder ceases to be an eligible employee for any reason other than death, retirement or disability.

•                  Options granted in accordance with the Plan are personal to the option-holder and cannot be transferred to any other person (except a legal representative on the death of the option-holder)

•                  The Directors have the right to terminate the Plan at any time.

•                  The option-holder cannot participate in new issues of underlying securities without first exercising the options.

•                  In the event of a capital reconstruction, the options will be reconstructed in accordance with the ASX Listing Rules.

A copy of the Plan can be found on the Company’s website at www.progen-pharma.com.

Since the date of the 2007 AGM 1,125,000 options have been issued under this Plan. A summary of the options issued is contained in the following table.

Issue Date	Expiry Date	Number	Exercise price	Exercised	Lapsed/ forfeited
1/02/2008	1/02/2013	100,000	2.22	—	—
10/03/2008	10/03/2013	25,000	1.42	—	—
29/03/2010	29/03/2015	166,667	0.65	—	—
29/03/2010	29/03/2015	166,667	0.80	—	—
29/03/2010	29/03/2015	166,666	0.95	—	—
29/03/2010	29/03/2015	250,000	1.05	—	—
29/03/2010	29/03/2015	250,000	1.15	—	—
TOTAL		1,125,000		––	––

END

PROGEN PHARMACEUTICALS

Progen Pharmaceuticals Limited
ABN 82 010 975 612

000001 000 PGL
MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

Lodge your vote:

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By Mail:
Computershare Investor Services Pty Limited
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Alternatively you can fax your form to
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For Intermediary Online subscribers only
(custodians) www.intermediaryonline.com

For all enquiries call:
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Proxy Form

Vote online or view the annual report, 24 hours a day, 7 days a week:
www.investorvote.com.au

- ☑ Cast your proxy vote
- ☑ Access the annual report
- ☑ Review and update your securityholding

Your secure access information is:
Control Number: 999999
SRN/HIN: I9999999999
PLEASE NOTE: For security reasons it is important that you keep your SRN/HIN confidential.

For your vote to be effective it must be received by 12.00pm (Brisbane time) Sunday 14 November 2010

How to Vote on Items of Business

All your securities will be voted in accordance with your directions.

Appointment of Proxy

Voting 100% of your holding: Direct your proxy how to vote by marking one of the boxes opposite each item of business. If you do not mark a box your proxy may vote as they choose. If you mark more than one box on an item your vote will be invalid on that item.

Voting a portion of your holding: Indicate a portion of your voting rights by inserting the percentage or number of securities you wish to vote in the For, Against or Abstain box or boxes. The sum of the votes cast must not exceed your voting entitlement or 100%.

Appointing a second proxy: You are entitled to appoint up to two proxies to attend the meeting and vote on a poll. If you appoint two proxies you must specify the percentage of votes or number of securities for each proxy, otherwise each proxy may exercise half of the votes. When appointing a second proxy write both names and the percentage of votes or number of securities for each in Step 1 overleaf.

A proxy need not be a securityholder of the Company.

Signing Instructions

Individual: Where the holding is in one name, the securityholder must sign.
Joint Holding: Where the holding is in more than one name, all of the securityholders should sign.
Power of Attorney: If you have not already lodged the Power of Attorney with the registry, please attach a certified photocopy of the Power of Attorney to this form when you return it.
Companies: Where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please sign in the appropriate place to indicate the office held. Delete titles as applicable.

Attending the Meeting

Bring this form to assist registration. If a representative of a corporate securityholder or proxy is to attend the meeting you will need to provide the appropriate "Certificate of Appointment of Corporate Representative" prior to admission. A form of the certificate may be obtained from Computershare or online at www.investorcentre.com under the information tab, "Downloadable Forms".

Comments & Questions: If you have any comments or questions for the company, please write them on a separate sheet of paper and return with this form.

GO ONLINE TO VOTE, or turn over to complete the form →

This Document is printed on Greenhouse Friendly™ ENVI Laser Carbon Neutral Paper

916CR_0_Sample_Proxy/000001/000001

MR SAM SAMPLE
FLAT 123
123 SAMPLE STREET
THE SAMPLE HILL
SAMPLE ESTATE
SAMPLEVILLE VIC 3030

☐ **Change of address.** If incorrect, mark this box and make the correction in the space to the left. Securityholders sponsored by a broker (reference number commences with 'X') should advise your broker of any changes.

I 9999999999 I ND

Proxy Form

Please mark ☒ to indicate your directions

STEP 1 Appoint a Proxy to Vote on Your Behalf

XX

I/We being a member/s of Progen Pharmaceuticals Limited hereby appoint

☐ **the Chairman of the Meeting** **OR** ____________________

PLEASE NOTE: Leave this box blank if you have selected the Chairman of the Meeting. Do not insert your own name(s).

or failing the individual or body corporate named, or if no individual or body corporate is named, the Chairman of the Meeting, as my/our proxy to act generally at the meeting on my/our behalf and to vote in accordance with the following directions (or if no directions have been given, as the proxy sees fit) at the Annual General Meeting of Progen Pharmaceuticals Limited to be held at the Jacaranda Room, Indooroopilly Golf Club, Meiers Road, Indooroopilly, QLD 4068 on Tuesday, 16 November 2010 at 12.00pm and at any adjournment of that meeting.

Important for Item 4: If the Chairman of the Meeting is your proxy and you have not directed him/her how to vote on Item 4 below, please mark the box in this section. If you do not mark this box and you have not directed your proxy how to vote, the Chairman of the Meeting will not cast your votes on Item 4 and your votes will not be counted in computing the required majority if a poll is called on this Item. The Chairman of the Meeting intends to vote undirected proxies in favour of item 4 of business.

☐ I/We acknowledge that the Chairman of the Meeting may exercise my proxy even if he/she has an interest in the outcome of that Item and that votes cast by him/her, other than as proxy holder, would be disregarded because of that interest.

STEP 2 Items of Business

PLEASE NOTE: If you mark the **Abstain** box for an item, you are directing your proxy not to vote on your behalf on a show of hands or a poll and your votes will not be counted in computing the required majority.

	Item	For	Against	Abstain
1.	Directors' Remuneration Report	☐	☐	☐
2.	Re-election of Director - Mr Thomas Burt	☐	☐	☐
3.	Re-election of Director - Mr Heng Tang	☐	☐	☐
4.	Approval of the Progen Directors' and Employees' Option Incentive Plan	☐	☐	☐

The Chairman of the Meeting intends to vote undirected proxies in favour of each item of business.

SIGN Signature of Securityholder(s) *This section must be completed.*

Individual or Securityholder 1	Securityholder 2	Securityholder 3
Sole Director and Sole Company Secretary	Director	Director/Company Secretary

Contact Name ____________________ Contact Daytime Telephone ____________________ Date ___/___/___

PGL 999999A Computershare